Exhibit 99.1

China Online Education Group Announces Second Quarter 2016 Results

Gross billings1 increased by 162.9% year-over-year

Net revenues increased by 203.5% year-over-year

Net operating cash flow reached RMB13.6 million

BEIJING, August 23, 2016 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial and Operational Highlights

•                      Gross billings were RMB195.2 million (US$29.4 million), a 162.9% increase from RMB74.2 million for the second quarter of 2015.

•                      Net revenues were RMB96.9 million (US$14.6 million), a 203.5% increase from RMB31.9 million for the second quarter of 2015.

•                      Gross margin was 64.9%, compared with 62.3% for the second quarter of 2015.

•                      Percentage of gross billings contributed by K-12 students was 49.3%, compared with 24.8% for the second quarter of 2015.

•                      Net cash provided by operating activities reached RMB13.6 million (US$2.1 million).

Key Operating Data

	For the Three Months Ended
	June 30,	June 30,	Y-o-Y
	2015	2016	Change

Gross billings (in RMB millions)	74.2	195.2	162.9%
Gross billings contributed by K-12 students (in RMB millions)	18.4	96.3	423.1%
Active students[2] (in thousands)	39.6	86.6	118.7%

Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk, said, “In our first quarterly reporting opportunity as a NYSE-listed company, we are pleased to report robust second quarter financial and operating results with net revenues and gross billings recording 203.5% and 162.9% year-over-year growth, respectively.” Mr. Huang continued, “Our successful IPO in June was a milestone for our company and our 51Talk brand as we pursue our mission to make high-quality education resources accessible and affordable for millions of people in China. We’ve seen a significant increase in our brand awareness since our IPO. However, this is just the beginning. We will continue to expand our product offerings, reinforce our teacher training and strengthen our technology infrastructure to enhance students’ learning experience, and better position us to capture exponential growth opportunities in the online English education market. As a leading online English education platform in China with 8.4 thousand foreign teachers, we are confident that we can further strengthen our leadership positions in both the adult-learner and K-12 market segments. K-12 is the fastest growing part of our business and we are committed to leveraging our efforts to strategically further develop this market.”

1  Gross billings for a specific period is defined as the total amount of cash received for the sale of course packages in such period, net of the total amount of refunds in such period.

2  An “active student” for a specified period refers to a student who booked at least one paid lesson.

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “We are happy to report our second quarter financial and operating results with strong growth in net revenues and gross billings, as well as gross margin improvement, which increased to 64.9% compared with 62.3% for the same period last year. Sales and marketing expenses as percentage of gross billings, a key metric we use to measure our sales efficiency, continued to trend down for the quarter. Most importantly, we recorded a positive RMB13.6 million operating cash flow for the second quarter of 2016, compared with a negative RMB3.7 million for the previous quarter. Operating cash flow is also a critical financial performance metric that we closely monitor.”

Second Quarter 2016 Financial Results

Net Revenues

Net revenues for the second quarter of 2016 were RMB96.9 million (US$14.6 million), a 203.5% increase from RMB31.9 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 86.6 thousand, a 118.7% increase from 39.6 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the second quarter of 2016 was RMB34.0 million (US$5.1million), a 182.7% increase from RMB12.0 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to delivery of an increased number of paid lessons, and to a lesser extent, due to the increased cost per lesson with the introduction of western teachers.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2016 was RMB62.8 million (US$9.5 million), a 216.1% increase from RMB19.9 million for the same quarter last year.

Gross margin for the second quarter of 2016 was 64.9%, compared with 62.3% for the same quarter last year. The increase was mainly the result of increased prices and a stable teacher cost base.

Operating Expenses

Total operating expenses for the second quarter of 2016 were RMB199.7 million (US$30.1 million), a 121.9% increase from RMB90.0 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, general and administrative and product development expenses.

Sales and marketing expenses for the second quarter of 2016 were RMB111.3 million (US$16.8 million), a 66.2% increase from RMB67.0 million for the same quarter last year. The increase was mainly due to an increase in the number of sales and marketing personnel, increased marketing and promotions related expenses and share-based compensation expenses. There was no share-based compensation expense recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses3 were RMB108.5 million (US$16.3 million), a 61.9% increase from RMB67.0 million for the same quarter last year.

Product development expenses for the second quarter of 2016 were RMB38.5 million (US$5.8 million), a 262.0% increase from RMB10.6 million for the same quarter last year. The increase was primarily the result of newly added course development and technology related personnel to further expand curriculum offerings and strengthen technology platforms, and recognized share-based compensation expenses. There was no share-based compensation expense recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP product development expenses were RMB30.1 million (US$4.5 million), a 183.0% increase from RMB10.6 million for the same quarter last year.

General and administrative expenses for the second quarter of 2016 were RMB49.9 million (US$7.5 million), a 302.2% increase from RMB12.4 million for the same quarter last year. The increase was primarily due to the recognition of share-based compensation expenses, additional personnel necessary to support expanded operations and increased costs related to compliance and reporting obligations as a public company. There was no share-based compensation expense recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP general and administrative expenses were RMB32.4 million (US$4.9 million), a 160.8% increase from RMB12.4 million for the same quarter last year.

Loss from Operations

Loss from operations for the second quarter of 2016 was RMB136.9 million (US$20.6 million), compared with RMB70.1 million for the same quarter last year.

Non-GAAP loss from operations for the second quarter of 2016 was RMB108.1 million (US$16.3 million), compared with RMB70.1 million for the same quarter last year.

3  For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Net Loss

Net loss for the second quarter of 2016 was RMB137.9 million (US$20.7 million), compared with RMB70.7 million for the same quarter last year.

Non-GAAP net loss for the second quarter of 2016 was RMB109.0 million (US$16.4 million), compared with RMB70.7 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2016 was RMB21.97 (US$3.31), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB17.79 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2016 was RMB18.40 (US$2.77), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB17.79 for the same quarter last year.

Share-based Compensation Expenses

All options granted prior to the completion of the initial public offering were only exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market. Upon the completion of the initial public offering, the cumulative stock-based compensation expenses for the options granted with initial public offering performance condition for which the service condition had been satisfied as of such date were recorded. As a result, share-based compensation expenses were RMB28.8 million (US$4.3 million) for the second quarter of 2016. As of June 30, 2016, there were RMB70.3 million of unrecognized compensation expenses, related to non-vested share options. The expenses are expected to be recognized over a weighted average period of 3.28 years.

Balance Sheet

As of June 30, 2016, the Company had in total cash and cash equivalents, and time deposits of RMB656.2 million (US$98.7 million), compared with RMB214.0 million as of December 31, 2015. The increase was primarily due to net proceeds of RMB443.2 million (US$66.7 million) raised in the Company’s initial public offering and concurrent private placement in June 2016.

The Company had deferred revenues (current and non-current) of RMB439.3 million (US$66.1 million) as of June 30, 2016, compared with RMB272.2 million as of December 31, 2015.

Recent Developments

On June 10, 2016, the Company successfully completed its initial public offering on the New York Stock Exchange. The Company sold 2,400,000 ADSs at US$19.00 per ADS for a total offering size of approximately US$45.6 million. Concurrently with the initial public offering, the Company also closed a private placement with DCM funds (through two affiliated entities) and Sequoia Capital (through SCC Growth I Holdco A, Ltd.) at an aggregate investment amount of US$20.0 million.

On June 30, 2016, the Company announced that the underwriters of its initial public offering had exercised the option to purchase an additional 360,000 ADSs to cover over-allotments in full. Including the full exercise of the over-allotment option and the private placements completed concurrently with the initial public offering, the Company issued and sold a total of 57,189,473 Class A ordinary shares, which represents a total gross capital raise of approximately US$72.4 million.

Outlook

For the third quarter of 2016, the Company currently expects:

•                  Net revenues to be between RMB116.0 million to RMB121.0 million, which would represent an increase of approximately 169% to 181% from RMB43.1 million for the same quarter last year; and

•                  Gross billings to be between RMB220.0 million to RMB226.0 million, which would represent an increase of approximately 122% to 128% from RMB99.1 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 23, 2016 (8:00 PM Beijing/Hong Kong time on August 23, 2016).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until August 30, 2016, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10091137

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live one-on-one interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the rate in effect as of June 30, 2016 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry;  general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31,	June 30,	June 30,
	2015	2016	2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	46,873	167,950	25,271
Time deposits	167,078	488,290	73,472
Prepaid expenses and other current assets	42,130	41,178	6,197
Total current assets	256,081	697,418	104,940

Non-current assets
Property, plant and equipment, net	25,012	29,720	4,472
Intangible assets, net	2,608	4,063	611
Goodwill	4,223	4,223	635
Other non-current assets	3,626	5,310	799
Total non-current assets	35,469	43,316	6,517

Total assets	291,550	740,734	111,457

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Deferred revenues	264,411	419,377	63,103
Accrued expenses and other current liabilities	84,323	141,937	21,357
Taxes payable	20,314	22,342	3,362
Total current liabilities	369,048	583,656	87,822

Non-current liabilities
Deferred revenues	7,765	19,889	2,993
Deferred tax liabilities	380	329	50
Other non-current liabilities	674	947	142
Total non-current liabilities	8,819	21,165	3,185

Total liabilities	377,867	604,821	91,007

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31,	June 30,	June 30,
	2015	2016	2016
	RMB	RMB	US$

Mezzanine equity
Preferred shares	478,962	—	—
Total mezzanine equity	478,962	—	—

Total shareholders’ (deficit)/equity	(565,279)	135,913	20,450

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	291,550	740,734	111,457

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	31,914	72,191	96,874	14,577	56,288	169,065
Cost of revenues	(12,040)	(26,308)	(34,043)	(5,122)	(21,856)	(60,351)
Gross profit	19,874	45,883	62,831	9,455	34,432	108,714
Operating expenses
Sales and marketing expenses	(66,979)	(94,245)	(111,339)	(16,753)	(116,029)	(205,584)
Product development expenses	(10,634)	(26,542)	(38,500)	(5,793)	(17,787)	(65,042)
General and administrative expenses	(12,403)	(25,658)	(49,890)	(7,507)	(21,740)	(75,548)
Total operating expenses	(90,016)	(146,445)	(199,729)	(30,053)	(155,556)	(346,174)
Loss from operations	(70,142)	(100,562)	(136,898)	(20,598)	(121,124)	(237,460)
Interest and other income/(expenses), net	313	1,666	(592)	(89)	(9)	1,074
Loss before income tax expenses	(69,829)	(98,896)	(137,490)	(20,687)	(121,133)	(236,386)
Income tax expenses	(902)	(362)	(380)	(57)	(3,301)	(742)
Net loss	(70,731)	(99,258)	(137,870)	(20,744)	(124,434)	(237,128)
Accretions to preferred shares redemption value	(14,991)	(49,815)	(41,816)	(6,292)	(26,359)	(91,631)
Deemed contribution from preferred shares	—	—	2,618	394	—	2,618
Net loss attributable to ordinary shareholders	(85,722)	(149,073)	(177,068)	(26,642)	(150,793)	(326,141)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	72,267,532	120,877,785	120,877,785	72,267,532	96,572,658

Net loss per share attributable to ordinary shareholders
basic and diluted	(1.19)	(2.06)	(1.46)	(0.22)	(2.09)	(3.38)

Net loss per ADS attributable to ordinary shareholders
basic and diluted	(17.79)	(30.94)	(21.97)	(3.31)	(31.30)	(50.66)

Comprehensive loss:
Net loss	(70,731)	(99,258)	(137,870)	(20,744)	(124,434)	(237,128)
Other comprehensive loss
Foreign currency translation adjustments	(685)	581	4,193	631	(779)	4,774
Total comprehensive loss	(71,416)	(98,677)	(133,677)	(20,113)	(125,213)	(232,354)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	—	—	(2,871)	(432)	—	(2,871)
Product development expenses	—	—	(8,411)	(1,266)	—	(8,411)
General and administrative expenses	—	—	(17,540)	(2,639)	—	(17,540)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(66,979)	(94,245)	(111,339)	(16,753)	(116,029)	(205,584)
Less: Share-based compensation expenses	—	—	(2,871)	(432)	—	(2,871)
Non-GAAP sales and marketing expenses	(66,979)	(94,245)	(108,468)	(16,321)	(116,029)	(202,713)

Product development expenses	(10,634)	(26,542)	(38,500)	(5,793)	(17,787)	(65,042)
Less: Share-based compensation expenses	—	—	(8,411)	(1,266)	—	(8,411)
Non-GAAP product development expenses	(10,634)	(26,542)	(30,089)	(4,527)	(17,787)	(56,631)

General and administrative expenses	(12,403)	(25,658)	(49,890)	(7,507)	(21,740)	(75,548)
Less: Share-based compensation expenses	—	—	(17,540)	(2,639)	—	(17,540)
Non-GAAP general and administrative expenses	(12,403)	(25,658)	(32,350)	(4,868)	(21,740)	(58,008)

Operating expenses	(90,016)	(146,445)	(199,729)	(30,053)	(155,556)	(346,174)
Less: Share-based compensation expenses	—	—	(28,822)	(4,337)	—	(28,822)
Non-GAAP operating expenses	(90,016)	(146,445)	(170,907)	(25,716)	(155,556)	(317,352)

Loss from operations	(70,142)	(100,562)	(136,898)	(20,598)	(121,124)	(237,460)
Less: Share-based compensation expenses	—	—	(28,822)	(4,337)	—	(28,822)
Non-GAAP loss from operations	(70,142)	(100,562)	(108,076)	(16,261)	(121,124)	(208,638)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Net loss	(70,731)	(99,258)	(137,870)	(20,744)	(124,434)	(237,128)
Less: Share-based compensation expenses	—	—	(28,822)	(4,337)	—	(28,822)
Non-GAAP net loss	(70,731)	(99,258)	(109,048)	(16,407)	(124,434)	(208,306)

Income tax expenses	(902)	(362)	(380)	(57)	(3,301)	(742)
Less: Tax impact of share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(902)	(362)	(380)	(57)	(3,301)	(742)

Net loss attributable to ordinary shareholders	(85,722)	(149,073)	(177,068)	(26,642)	(150,793)	(326,141)
Less: Share-based compensation expenses, net of tax	—	—	(28,822)	(4,337)	—	(28,822)
Non-GAAP net loss attributable to ordinary shareholders	(85,722)	(149,073)	(148,246)	(22,305)	(150,793)	(297,319)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	72,267,532	120,877,785	120,877,785	72,267,532	96,572,658

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(1.19)	(2.06)	(1.23)	(0.18)	(2.09)	(3.08)

None-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(17.79)	(30.94)	(18.40)	(2.77)	(31.30)	(46.18)